UNITED STATES *OMB APPROVAL* SECURITIES AND EXCHANGE COMMISSION *OMB Number: 3235-0123*

Washington, D.C. 20549*Expires: February 28, 2010 Estimated average burden* hours per

ANNUAL AUDITED REPORT

response.....12.00

FORM X-17A-5

SEC FILE NUMBER

8-44034

PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Slusser Associates Inc.** ADDRESS OF PRINCIPAL PLACE OF

BUSINESS: 250 Park Avenue, Suite 7063, New York, NY 10177 *FIRM I.D. NO.* 22891

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD

Peter Slusser 1-212-355-5233TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZS Consulting Group LLP
115 Broad Hollow Road, Suite 350
Mellville, NY 11747

12014725

CHECK ONE: Certified Public Accountant X Public Accountant Accountant not resident in United States or any of its

possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2)*

*Potential persons who are to respond to the collection of
information contained in this form are not required to respond*

SEC 1410 (06-02) *unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _William Peter Slusser_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Slusser Associates, Inc._

_____, as of _December 31_ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathyann Clarke
Notary Public-State of New York
No. 01CL6068060
Qualified in Kings County
Commission Expires December 24, 20_13_

Signature _William Peter Slusser_

Title _President_

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Slusser Associates, Inc.

We have audited the accompanying statement of financial condition of Slusser Associates, Inc. as of December 31, 2011 and the related statements of net income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slusser Associates Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ZS Consulting Group LLP
Melville, New York
February 24, 2012

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	58,295
US Treasury bills, at fair market value		718,995
Money market fund investment, at fair market value (Note 3)		51,768
Marketable equity securities, at fair market value (Note 3)		94,566
Investment in and advances to Water Company Investors, L.P.		
(Notes 2 and 3)		239,877
Other investment		22,942
Accrued advisory fees receivable		-
Prepaid expenses		14,184
Interest receivable		1
Computers, net of accumulated depreciation of $28,114		699
Deposits		12,000
	$	1,213,327

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	22,254
Loan Payable Stockholder		10,000
Deferred taxes payable		4,000
Income taxes payable		325
Total liabilities		36,579

Stockholder's equity:

Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100	100
Additional paid-in capital	2,269,034
Deficit	(1,092,386)
Total stockholder's equity	1,176,748
$	1,213,327

The accompanying notes should be read in conjunction with the financial statements.

Note 1- Accounting Policies and Other Matters

Organization and Business Activity

Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

Cash

The Company maintains its cash in one money center bank. The balances are insured by the Federal Insurance Corporation up to $250,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Investment in Water Company Investors, L.P.

The Company's investment in Water Company Investors, L.P. ("LP) is valued at its share of the net asset values reported by LP.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S corporation status.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the

Estimates (Concluded)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Partnership's interest in the change in the net asset value of The Company is reflected in the financial statements as equity in the net earnings (loss) of L.P. An advance receivable of $12,720, for expenses paid on LP's behalf was included in the Investment in and Advances to Water Company, Investors, L.P. balance at December 31, 2010. In 2011, the Company agreed to absorb these expenses and the advance was written off with a corresponding charge being made to equity in net earnings (loss) of L.P.

The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the limited partners of Investors that it intends to maintain a capital balance of at least $150,000.

Note 3- Fair Value Measurements

On January 1, 2009, the Company adopted, as prescribed by Generally Accepted Accounting Principles in effect as of that date, the use of a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1- measurements) and the lowest priority to inputs that are unobservable to third parties (level 3- measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.

- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

Note 3- Fair Value Measurements (Concluded)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2011:

Water Company Investors, L.P.:

The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2011, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities:

Marketable equity securities, held by the Company at December 31, 2011, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Money Market Fund Investment:

At December 31, 2011, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

Note 4- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2011, the Company had net capital of $874,825 and a ratio of aggregate indebtedness to net capital of .04 to 1. The Company's minimum net capital requirement was $5,000.

Note 5- Lease

The Company leases its office space under a month to month lease at a monthly rental of approximately $6,000.

Rent expense, inclusive of utility and real estate tax charges, was approximately $75,000 in 2011.

Note 6- Income Taxes

At December 31, 2011, the Company has net operating carryforwards totaling approximately $1,600,000 to offset future New York City taxable income. These carryforwards will expire through 2030. Due to uncertainties related to the extent and timing of future income a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

In 2011, net operating loss carryforwards were used to offset $26,000 in New York City income taxes on the years taxable income. A valuation allowance had been set up in prior years to offset the related deferred tax asset.

The Company is not subject to income tax examinations by tax authorities for years before 2007.

Note 7- Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the February 24, 2012 date of issuance of these financial statements and has determined that there are no events to disclose.



Independent Auditor's Report on
Internal Accounting Control
Required by Sec Rule 17a-5

Board of Directors and Stockholder
Slusser Associates Inc.
New York, New York

In planning and performing our audit of the financial statements of Slusser Associates Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Slusser Associates Inc. that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

9

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

ZS Consulting Group LLP
Melville, New York
February 24, 2012